Delisting Determination, The Nasdaq Stock Market, LLC, September 8, 2023, Chain Bridge I.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the warrants of Chain Bridge I (the Company), effective at the opening of the trading session on September 18, 2023. Based on review of information provided by the Company, Exchange Staff determined that the Company warrants no longer qualified for listing on the Exchange pursuant to Listing Rule 5452(b)(C).
The Company was notified of the Staff determination on August 14, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company warrants were suspended on August 23, 2023. The Staff determination to delist the Company warrants became final on August 23, 2023.